UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

500 - 10355 Jasper Avenue
Edmonton, Alberta, T5J 1Y6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-249680) of the registrant.

SUBMITTED HEREWITH

Exhibits

99.1	Credit Agreement dated December 12, 2020

99.2	Material Change Report dated December 24, 2020

99.3	Amended Material Change Report dated January 21, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

"Glen Ibbott"
Glen Ibbott
Chief Financial Officer

Date: January 21, 2021